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                          July 31, 2020

       Christopher Bogart
       Chief Executive Officer
       Burford Capital Limited
       Regency Court, Glategny Esplanade
       St. Peter Port GY1 1WW
       Guernsey

                                                        Re: Burford Capital
Limited
                                                            Draft Registration
Statement on Form 20-F
                                                            Submitted July 6,
2020
                                                            CIK No. 0001714174

       Dear Mr. Bogart:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 20-F

       Item 3. Key Information
       D. Risk Factors
       Our portfolio may be concentrated in cases likely to have correlated results, page 9

   1. We note your disclosure here that your legal finance assets with a single law firm represented
approximately 13% of your group-wide commitments. Please disclose the name of the law firm or
advise.
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Burford Capital Limited
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A significant portion of our fund assets under management are attributable to a fund with a single investor, page 11

2. Please disclose the single investor of BOF-C that represents approximately 23% of your fund assets under management or advise why this information is not material to investors.
The laws, regulations and rules relating to legal finance are evolving and may be uncertain, page
12

3. Please expand the risk factor to address proposed bills as they relate to legal finance in the
         United States. For example, please discuss briefly the "Litigation Funding Transparency
         Act" recently introduced in Congress. Also please briefly expand your risk factor disclosure to discuss the prohibitions or restrictions in connection with funding claims that you reference in this risk factor, as applicable to the jurisdictions in which you operate, or advise. Please also expand your disclosure related to these prohibitions or restrictions under "Regulations," at page 32, or elsewhere under Business Overview, as applicable, or advise. Please discuss any risks and regulations or restrictions with owning Burford Law as a standalone law firm along with your legal finance businesses, if applicable, or advise.
We are subject to the risk of being deemed an investment company, page 13

4. Please provide us additional analysis as to why you are not an investment company as defined in the Investment Company Act of 1940, as it pertains to the funds described under "Complex Strategies," at page 28 and "Asset Management," at page 29.
Item 4. Information on the Company, page 23

5. We note that some important information about your general mode of business operations does not appear to be disclosed in this section, but instead described in the financial or other sections. Please include here a brief description of the following:
             resale of a portion of your legal assets, including specific percentages of your largest claims (page 40);
             state that your undrawn commitments are divided into two categories: discretionary and definitive and describe major characteristics of each category (page 52);
             your commitments by region, for example, 42% in North America, and 30% Europe
             (page 55);
             types of claims you invest in, such as antitrust 15%, intellectual property - 12%, arbitration - 10% (page 58);
             the biggest industries for your legal claims, for example, insurance and utilities (page
             59);
             the fact that corporate clients account for 52% of your commitments, law firms for
             44%, other clients for 4% (page 61); and
             the fact that you issue legal expenses insurance policies through your wholly owned subsidiary and Guernsey based insurer, Burford Worldwide Insurance Limited (page
             F-12).
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Burford Capital Limited
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6. Please disclose in this section your pricing model, such as percentage or fixed fee, a range or a combination of the two you charge for legal finance claims. In addition, based on the risk factor on page 10 it appears that you charge asset management performance fees.
         Please disclose the average fee or a range of such fees, or advise.
7. We note your disclosure on page 27 that you have also launched Burford Law. Please add this company to your organizational chart on page 23 and list it in the table on page 24 or advise.
Complex strategies, page 28

8. Please expand your disclosure in this section to describe your "complex strategies"
         business in more detail:
             Clarify what you mean when you state that you "acquire assets that [you] believe are mispriced." For instance, please clarify if you acquire these assets from another legal finance company.
             Explain what you mean by your statement that you "are the owner of the asset subject to the claim, and therefore retain that decision-making authority." Please clarify what decision-making authority are you referring to. Do you make any decisions directly related to the litigation strategies, ability to make decisions to settle or go to trial, or any other decisions traditionally reserved only for litigation parties and their counsel?
             Please explain the statement that "there are significant risk management benefits with complex strategies investments because, if we lose the litigation, we still own the underlying asset, as opposed to the core litigation finance business where a loss of the case will generally cause us to lose our entire funded cost." Asset Management, page 29

9. Please clarify what you mean by "sidecar" funds and how those pertain to the specific assets.
D. Property, Plant and Equipment, page 33

10. Please describe general details of your office leases, including the size of each lease.
         Refer to Item 4.D of Form 20-F.
Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 34

11. Please revise your operating results discussions throughout to quantify and explain the underlying cause(s) for the variation in the financial statement captions period over period. By means of example, the following list is not exhaustive:
             Revise your capital provision income disclosure on page 35 to quantify the amount of the decline attributed to lower realized gains and lower fair value adjustments on capital provision assets and explain why both these amounts were lower in 2019.
             Revise your service income disclosure on page 35 to explain why your fee-for-
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Burford Capital Limited
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              service income from your asset recovery business increased despite your transition to a contingent risk model.
                Revise your asset management income disclosure on page 37 to explain why management fees are lower on older funds.
                Revise your insurance income disclosure on page 37 to explain why the settlement of two large cases results in an increase in income.
Segments, page 38

12. Please revise your segment disclosure to include a discussion about segment profit or loss.
D. Trend Information
Non-IFRS Supplemental Financial Measures, page 44

13. Please revise your disclosures to clearly state the reasons why you believe that the presentation of each of your group-wide measures provides useful information to investor's regarding your financial condition and results of operations as required by Item
         10(e)(1)(i)(C) of Regulation S-K. In your response, at a minimum, explain why:
             Group-wide portfolio information on capital provision assets is meaningful to investors when not all the value is expected to inure to you and your shareholders;
             and
             Group-wide undrawn commitments is meaningful to investors when not all commitments will be funded by you.
Item 6. Directors, Senior Management and Employees
Carry Pools Plan, page 78

14. Please clarify what employees or groups of employees fall in the category of "certain employees" who may be invited to participate in the carry pool plans. Please also expand to explain the assets that are included in the "certain pools of assets."
Item 19. Exhibits, page 109

15. We note several references in the registration statement to your long-term incentive plan.
         Please file the plan as an exhibit to the registration statement and describe its material terms. In the alternative, please advise.
Notes to the Consolidated Financial Statements
Note 2: Basis of preparation and principal accounting policies
Asset management income, page F-13

16. Please tell us, and revise your policy as appropriate, how you account for the clawback provision in some of your asset management agreements identified in the risk factor at the bottom of page 10. In your response letter, reference for us the authoritative literature you rely upon to support your accounting.
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Burford Capital Limited
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Financial instruments
7) Third-party interests in consolidated entities, page F-16

17. We note your classification of third-party interest in consolidated entities as financial liabilities at fair value through profit and loss. As these amounts appear to be akin to non-
         controlling interests, please tell us:
             Why you do not classify them as a component of equity as required by paragraph
              54(q) of IAS 1 and paragraph 22 of IFRS 10;
             Why you classify the change in this item as a component of income instead of as an allocation of profit for the period as required by paragraph 81B of IAS 1; and
             Why you do not provide a rollforward of the balance as a component of equity as required by paragraph 106(a) of IAS 1.
         In your response, reference of us the authoritative literature you rely upon to support your classification and accounting.
Taxation, page F-18

18. We note your risk factor on page 17 regarding significant uncertainty for the tax treatment of your financing agreements. Please revise your policy note to disclose how you account for this uncertainty. In addition, revise Note 4 to provide the disclosures required by paragraphs A4 and A5 of IFRIC 23 or tell us why this disclosure is not warranted.
Note 13: Cash management assets, page F-35

19. You disclose that your cash management assets at December 31, 2019 were invested primarily in a listed investment fund and fixed income securities. Please tell us your consideration for disclosing more granular information about the composition of this portfolio under the requirements in paragraphs 25 and 6 of IFRS 7 to disclose fair value information about financial assets by class.
Note 21: Fair value of assets and liabilities, page F-42

20. We acknowledge your methodology disclosure regarding your capital provision assets here and in critical accounting estimates on page 40 and in Note 2 on page F-17. We also acknowledge your sensitivity disclosure and reasonably possible alternative assumptions disclosure on page F-45. Please address the following:
             Revise your disclosure to provide some meaningful quantitative information about the significant unobservable inputs utilized in your fair value estimates as required by paragraph 93(d) of IFRS 13. Notwithstanding your confidentially argument regarding individual assets/matters presented on page 67 and elsewhere in your filing, disclosure of aggregate portfolio ranges and weighted averages appears appropriate.
              If you continue to believe it inappropriate to provide this required quantitative information, provide us your analysis support your assessment of fair value and the various inputs and explain why you cannot provide relevant quantitative information.
             Tell us why your sensitivity analysis required by paragraph 93(h) of IFRS and
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Burford Capital Limited
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              presented on page F-45 is limited to a simple 10% of the current balance and why you cannot provide other reasonably possible alternatives. In your response, tell us why the amounts disclosed are not 10% of the capital provision assets balances reported on your balance. In this regard, it appears that the impact on income should be a pre-tax amount while the impact on net assets should be an after-tax amount.
Note 22: Risk management
Credit risk, page F-49

21. In the penultimate paragraph of this section you disclose that you apply the simplified approach to recognize impairment on settlement and receivable balances based on the lifetime expected credit loss. Please tell us why it is appropriate to use the simplified approach for your settlement receivables when paragraph 5.5.15 of IFRS 9 indicates that it applies only to trade receivables and contract assets under IFRS 15 or lease receivables under IFRS 16. Your settlement receivables appear to be generated from your capital provision assets accounted for as financial instruments under IFRS 9. Reference for us the authoritative literature you rely upon to support your accounting. General

22. We note that your forum selection provision identifies the Courts of Guernsey as the exclusive forum for litigation asserting a cause of action arising under the Companies Law or your articles of incorporation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to
         Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act. Please also describe the exclusive forum provision in your registration statement.
23. We note that article 40 of your Articles of Incorporation indicates that the Company shall be entitled to security for costs in connection with any proceeding brought against it, which appears to be a fee shifting provision. Please disclose the following information in your registration statement:
             the types of actions subject to this provision, including whether you intend to apply the provision to claims under the federal securities laws;
             the level of recovery required by the plaintiff to avoid payment;
and
             who is subject to the provision (for example, former and current shareholders, legal
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Burford Capital Limited
July 31, 2020
Page 7
              counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

       You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameChristopher Bogart                         Sincerely,
Comapany NameBurford Capital Limited
                                                             Division of
Corporation Finance
July 31, 2020 Page 7                                         Office of Finance
FirstName LastName